OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42071

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Raymond James (USA) Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 - 925 West Georgia Street
(No. and Street)

Vancouver	BC Canada	V6C 3L2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Lim	604-654-1539	christopher.lim@raymondjames.ca
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

777 Dunsmuir Street	Vancouver	BC	V7Y 1K3
(Address)	(City)	(State)	(Zip Code)

May 14, 2004	085
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Lim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raymond James (USA) Ltd., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer except one spousal account of an officer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

Alan Wong
Raymond James Ltd.
Legal Counsel

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2024

KPMG

KPMG LLP
Chartered Professional Accountants
PO Box 10426
777 Dunsmuir Street
Vancouver BC V7Y 1K3
Telephone (604) 691-3000
Fax (604) 691-3031
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Raymond James (USA) Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the Company) as of September 30, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2001.

Chartered Professional Accountants

KPMG LLP

Vancouver, Canada

November 20, 2024

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2024

	2024
Assets	
Cash and cash equivalents	$ 6,844,622
Deposits in compliance with reserve requirements (note 4)	3,478,278
Client and broker receivables (note 6)	10,932,067
Due from related party (note 6)	3,539,510
Other assets	86,098
	$ 24,880,575
Liabilities and Stockholder's Equity	
Client and broker payables (note 6)	$ 10,495,774
Other accounts payable	409,168
	$ 10,904,942
Stockholder's equity:	
Capital stock (note 5)	1,045,000
Retained earnings	12,930,633
	13,975,633
	$ 24,880,575

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Canadian Investment Regulatory Organization (CIRO) and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company has an institutional business segment and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 8.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes.

(c) Cash, restricted cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restriction that limit the purpose for which the funds can be used. The Company considers deposits in compliance with reserve requirements to be restricted cash.

2. Significant accounting policies (continued):

(d) Financial instruments:

Amortized cost is the measurement basis for cash and cash equivalents, deposits in compliance with reserve requirements, client and broker receivables, due to/from related party, client and broker payables and other accounts payable. The short-term maturities of these instruments means that their carrying cost approximates their fair value.

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(f) Security transactions and related commission revenues and expenses:

Security transactions and related commission revenues and expenses are accounted for at a point in time on a trade date basis. Also included within commission revenues is revenue earned in relation to the supply of the Company's research which is recognized over time with the satisfaction of the performance obligation.

(g) Asset management fees:

Asset management and related fees relate to the discretionary and non-discretionary provision of portfolio advisory services to retail clients. These fees are calculated quarterly as a percentage of assets under management. Revenue is recognized over time with the satisfaction of the performance obligation.

3. Future Changes in Accounting Policies

Standards issued but not yet effective -There are no standards issued, but which are not yet effective as of September 30, 2024, which may reasonably be expected to materially impact the Company's financial statements.

4. Deposits in compliance with reserve requirements:

The deposit of $3,478,278 cash at September 30, 2024 is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation as at September 30, 2024 is $48,290 and is restricted.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

5. Capital stock:

	2024
Authorized:	
400 voting common shares without par value	
Issued:	
400 common shares (2023 - 400)	$ 1,045,000

6. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of the Company. In addition, the Company is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2024, commissions and fees, employee compensation, communication and information processing, occupancy and equipment, business development and other expenses of $16,035,725 were paid to RJL to reimburse for amounts paid on their behalf. As at September 30, 2024, the Company has $3,539,510 receivable from RJL. In addition, client and broker payables include amounts due to RJL of $4,707,019. Client and broker receivables or payables are solely in relation to outstanding trades which are generally settled in 1 business day. The firm does not carry client securities or cash.

7. Net capital requirement:

The Company is subject to the SEC uniform net capital rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2024, the Company had net capital pursuant to Rule 15c3-1 of $10,348,214 which was $10,098,214 in excess of its net capital requirement of $250,000.

8. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

8. Segment Information (continued):

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The branches also provide discretionary and non-discretionary portfolio advisory services. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of US and Canadian equities and fixed income products.

Total assets by segment:

	2024
Capital Markets	$18,956,603
Private Client Group	5,923,972
	$24,880,575

9. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2024, the Company had no liabilities which were subordinated to the claims of general creditors.

10. Contingencies

The Company is subject to reviews and inspections by regulatory authorities. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities.

The Company cannot predict if, how or when such examinations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

A large number of factors contribute to this inherent unpredictability: the examination is still on-going; the damages sought are unspecified, unsupported or uncertain; the Company has not engaged in settlement discussions; discovery is not complete; and there are significant facts in dispute.

The Company may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

10. Contingencies (continued):

Subject to the foregoing, the Company believes, after consultation with legal counsel, that the outcome of the ongoing regulatory examinations will not have a material adverse effect on the Company's financial condition. The Company has not recorded a provision for ongoing regulatory examinations as it is not considered probable that an outflow of economic benefits will be required and a reliable estimate of the obligation, if any, cannot be made at this time.

11. Subsequent events:

Management has evaluated subsequent events through November 20, 2024, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I
(Expressed in United States dollars)

Year ended September 30, 2024

		2024
Total capital:		
Total stockholder's equity	$	13,975,633
Deductions:		
Non-allowable assets:		
Due from related party		3,539,510
Other deductions		87,909
Total deductions		3,627,419
Net capital	$	10,348,214
Minimum net capital required		250,000
Excess net capital	$	10,098,214

The above computation does not differ materially from the regulatory computation filed on its Focus II with the SEC and FINRA.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule II
(Expressed in United States dollars)

Year ended September 30, 2024

As at September 30, 2024, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $48,290. Therefore, the minimum reserve required under 15c3-3 as at September 30, 2024 is $48,290. As at September 30, 2024, the Company had $3,478,278 in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2024 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2024, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Financial Statements and Supplementary Information
(Expressed in United States dollars)

As of and for the years ended September 30, 2024 and 2023

(With Report of Independent Registered Public Accounting Firm thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

KPMG

KPMG LLP
Chartered Professional Accountants
PO Box 10426
777 Dunsmuir Street
Vancouver BC V7Y 1K3
Telephone (604) 691-3000
Fax (604) 691-3031
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Raymond James (USA) Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. (the Company) as of September 30, 2024 and 2023, the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 (and 17

C.F.R.§1.10). In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

Chartered Professional Accountants

KPMG LLP

Vancouver, Canada

November 20, 2024

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Table of Contents
(confidential)

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Financial Condition
(Expressed in United States dollars)
(confidential)

As of September 30, 2024, with comparative information for 2023

	2024	2023
Assets		
Cash and cash equivalents	$ 6,844,622	$ 5,911,612
Deposits in compliance with reserve requirements (note 4)	3,478,278	3,326,608
Client and broker receivables (note 6)	10,932,067	31,726,578
Due from related party (note 6)	3,539,510	2,961,843
Other assets	86,098	227,259
	$ 24,880,575	$ 44,153,900
Liabilities and Stockholder's Equity		
Client and broker payables (note 6)	$ 10,495,774	$ 31,371,550
Other accounts payable	409,168	116,353
	10,904,942	31,487,903
Stockholder's equity:		
Capital stock (note 5)	1,045,000	1,045,000
Retained earnings	12,930,633	11,620,997
	13,975,633	12,665,997
	$ 24,880,575	$ 44,153,900

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Operations and Comprehensive Income
(Expressed in United States dollars)
(confidential)

As of September 30, 2024, with comparative information for 2023

	2024	2023
Revenue:		
Asset management fees	$ 14,028,437	$ 11,197,139
Commission income	3,215,454	3,028,417
Interest income	796,190	770,499
Other revenue	95,994	96,931
Foreign exchange gain	29,648	14,681
	18,165,723	15,107,667
Expenses (note 6):		
Fee and commission expense	$ 10,739,071	$ 8,738,797
Employee compensation and benefits	2,314,634	1,980,519
Communication and information processing	2,362,684	2,178,504
Occupancy and equipment	473,569	438,601
Business development	233,048	208,441
Other	241,154	194,460
Clearance and floor brokerage	23,798	18,775
Interest	2,331	3,738
	$ 16,390,289	$ 13,761,835
Earnings before income taxes	1,775,434	1,345,832
Income taxes expense (note 7)		
Current	462,665	316,778
Deferred (recovery)	3,133	(9,445)
Net earnings and comprehensive income	$ 1,309,636	$ 1,038,499

See accompanying notes to financial statements

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)
(confidential)

As of September 30, 2024, with comparative information for 2023

		Common shares		Retained earnings		Total
Balance, September 30, 2022	$	1,045,000	$	10,582,498	$	11,627,498
Net earnings		-		1,038,499		1,038,499
Balance, September 30, 2023	$	1,045,000	$	11,620,997	$	12,665,997
Net earnings		-		1,309,636		1,309,636
Balance, September 30, 2024	$	1,045,000	$	12,930,633	$	13,975,633

See accompanying notes to financial statements

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Cash Flows
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2024, with comparative information for 2023

	2024	2023
Cash provided by (used in):		
Operations:		
Net earnings	$ 1,309,636	$ 1,038,499
Change in non-cash operating working capital (note 10)	(224,956)	(964,238)
Increase in cash and cash equivalents	1,084,680	74,261
Cash and cash equivalents, beginning of year	9,238,220	9,163,959
Cash and cash equivalents, end of year	$ 10,322,900	$ 9,238,220
Cash and cash equivalents consist of:		
Cash	$ 6,844,622	$ 5,911,612
Deposits in Compliance with reserve requirements	3,478,278	3,326,608
	$ 10,322,900	$ 9,238,220

Supplemental cash flow information (note 10)

See accompanying notes to financial statements

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of the Canadian Investment Regulatory Organization (CIRO) and the Canadian Investor Protection Fund (CIPF) and a participating organization of the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company has an institutional business segment and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 9.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes.

(c) Cash, cash equivalents and restricted cash:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash. Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Company considers deposits in compliance with reserve requirements to be restricted cash.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

2. Significant accounting policies (continued):

(d) Financial instruments:

Amortized cost is the measurement basis for cash and cash equivalents, deposits in compliance with reserve requirements, client and broker receivables, due to/from related party, client and broker payables and other accounts payable. The short-term maturities of these instruments means that their carrying cost approximates their fair value.

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(f) Security transactions and related commission revenues and expenses:

Security transactions and related commission revenues and expenses are accounted for at a point in time on a trade date basis. Also included within commission revenues is revenue earned in relation to the supply of the Company's research which is recognized over time with the satisfaction of the performance obligation.

(g) Asset management fees:

Asset management and related fees relate to the discretionary and non-discretionary provision of portfolio advisory services to retail clients. These fees are calculated quarterly as a percentage of assets under management. Revenue is recognized over time with the satisfaction of the performance obligation.

3. Future Changes in Accounting Policies

Standards issued but not yet effective - There are no standards issued, but which are not yet effective as of September 30, 2024, which may reasonably be expected to materially impact the Company's financial statements.

4. Deposits in compliance with reserve requirements:

The deposit of $3,478,278 cash at September 30, 2024 (2023 - $3,326,608) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation as at September 30, 2024 is $48,290 (2023 - $72,493), and is restricted.

5. Capital Stock:

	2024	2023
Authorized:		
400 voting common shares without par value		
Issued:		
400 common shares (2023 – 400)	$ 1,045,000	$ 1,045,000

6. Related Party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of the Company. In addition, the Company is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2024, commissions and fees, employee compensation, communication and information processing, occupancy and equipment, business development and other expenses of $16,035,725 (2023 - $12,993,239) were paid to RJL to reimburse for amounts paid on their behalf. As at September 30, 2024, the Company has $3,539,510 receivable from RJL (2023 - $2,961,843 receivable from RJL). In addition, client and broker payables include amounts due to RJL of $4,707,019 (2023 - $31,026,663 client and broker receivables due from RJL). Client and broker receivables or payables are solely in relation to outstanding trades which are generally settled in 1 business day. The firm does not carry client securities or cash.

7. Income taxes:

The total provision for income taxes in the statements of operations and comprehensive income is at a rate different than the combined federal and provincial statutory income tax rate for the following reasons:

	2024	2023
Income before taxes	$ 1,775,434	$ 1,345,832
Combined federal and provincial statutory income tax rate	26.43%	26.42%
Increase (decrease) in rate due to:		
Meals and entertainment	0.46%	0.61%
Foreign exchange translation gains (losses)[1] and other	(0.69%)	(4.23%)
Effective income tax rate	26.24%	22.84%
Income tax expense	$ 465,798	$ 307,333

(1) Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

7. Income taxes (continued):

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount on the financial statements. These temporary differences that give rise to deferred tax asset included in other assets as follows:

	2024	2023
Deferred tax assets:		
Deferred stock compensation	$ 6,297	$ 9,430
Foreign exchange translation gains (losses)[(1)]	37	-
	$ 6,334	$ 9,430

(1) Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

8. Net capital requirement:

The Company is subject to the SEC uniform net capital rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2024, the Company had net capital pursuant to Rule 15c3-1 of $10,348,214 (2023 - $9,475,414) which was $10,098,214 (2023 - $9,225,414) in excess of its net capital requirement of $250,000.

9. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The branches also provide discretionary and non-discretionary portfolio advisory services. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of US and Canadian equities and fixed income products.

(a) Commission income by segment:

	2024	2023
Capital Markets	$ 2,571,956	$ 2,612,740
Private Client Group	643,498	415,677
	$ 3,215,454	$ 3,028,417

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

9. Segment Information (continued):

(b) Asset management fees by segment:

	2024	2023
Capital Markets	$ -	$ -
Private Client Group	14,028,437	11,197,139
	$ 14,028,437	$ 11,197,139

(c) Interest income by segment:

	2024	2023
Capital Markets	$ 502,014	$ 386,454
Private Client Group	294,176	384,045
	$ 796,190	$ 770,499

(d) Earnings before income taxes by segment:

	2024	2023
Capital Markets	$ 333,194	$ 245,178
Private Client Group	1,442,240	1,100,654
	$ 1,775,434	$ 1,345,832

(e) Total assets by segment:

	2024	2023
Capital Markets	$ 18,956,603	$ 40,807,089
Private Client Group	5,923,972	3,346,811
	$ 24,880,575	$ 44,153,900

10. Supplemental cash flow information:

	2024	2023
Change in non-cash operating working capital:		
Client and brokers, net	$ (81,265)	$ 695,917
Other assets	141,161	(158,035)
Due from related party	(577,667)	(866,034)
Other accounts payable	292,815	(636,086)
	$ (224,956)	$ (964,238)
Supplementary information:		
Taxes paid	$ 316,043	$ 1,100,029

11. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2024 and 2023, the Company had no liabilities which were subordinated to the claims of general creditors.

12. Contingencies:

The Company is subject to reviews and inspections by regulatory authorities. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities.

The Company cannot predict if, how or when such examinations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

A large number of factors contribute to this inherent unpredictability: the examination is still on-going; the damages sought are unspecified, unsupported or uncertain; the Company has not engaged in settlement discussions; discovery is not complete; and there are significant facts in dispute.

The Company may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, the Company believes, after consultation with legal counsel, that the outcome of the ongoing regulatory examinations will not have a material adverse effect on the Company's financial condition. The Company has not recorded a provision for ongoing regulatory examinations as it is not considered probable that an outflow of economic benefits will be required and a reliable estimate of the obligation, if any, cannot be made at this time.

13. Subsequent events:

Management has evaluated subsequent events through November 20, 2024, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1 Schedule I

(Expressed in United States dollars)

(confidential)

Year ended September 30, 2024, with comparative information for 2023

	2024	2023
Total capital:		
Total stockholder's equity	$ 13,975,633	$ 12,665,997
Deductions:		
Non-allowable assets:		
Due from related party	3,539,510	2,961,843
Other deductions	87,909	228,740
Total deductions	$ 3,627,419	$ 3,190,583
Net capital	10,348,214	9,475,414
Minimum net capital required	250,000	250,000
Excess net capital	$ 10,098,214	$ 9,225,414

The above computation does not differ materially from the regulatory computation filed on its Focus II with the SEC and FINRA.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule II
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2024, with comparative information for 2023

As at September 30, 2024, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $48,290 (2023 - $72,493). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2024 is $48,290 (2023 - $72,493). As at September 30, 2024, the Company had $3,478,278 (2023 - $3,326,608) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2024 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2024, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.

RAYMOND JAMES (USA) LTD.
Exemption Report
As of September 30, 2024

Raymond James (USA) Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report for the period from October 1, 2023 through September 30, 2024 based on guidance received from the Securities and Exchange Commission Staff because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2023 through September 30, 2024 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2023 through September 30, 2024.

(2) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for its retail business.

(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from October 1, 2023 to September 30, 2024 except as described below:

Date Delivered to Pershing	Type of Asset	Description - Failed to transmit by noon the next business day
11/10/2023	Check	Wire released after 12.00 PM
2/2/2024	Check	Wire released after 12.00 PM
2/2/2024	Check	Wire released after 12.00 PM
7/4/2024	Check	Wire released after 12.00 PM
7/31/2024	Check	Wire released after 12.00 PM
5/2/2024	Check	Advisor held check in safe and delayed sending to Pershing
7/12/2024	Security	Advisor held security in safe and delayed sending to Pershing

We, the management affirm that, to the best of our knowledge and belief this Exemption Report is true and correct.

Christopher Lim
Chief Financial Officer

November 20, 2024

KPMG LLP
Chartered Professional Accountants
PO Box 10426
777 Dunsmuir Street
Vancouver BC V7Y 1K3
Telephone (604) 691-3000
Fax (604) 691-3031
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors Raymond James (USA) Ltd.:

We have reviewed management's statements, included in the accompanying Raymond James (USA) Ltd. Exemption Report (the Exemption Report), in which (1) Raymond James (USA) Ltd. (the Company) stated that it may file an Exemption Report for the period from October 1, 2023 through September 30, 2024, based on guidance received from the Securities and Exchange Commission Staff because for its institutional business: (i) the Company's items included in its reserve computations during the period from October 1, 2023 through September 30, 2024 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions; and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2023 through September 30, 2024; (2) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions"); and (3) the Company stated that it met the identified exemption provisions from October 1, 2023 to September 30, 2024 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the securities Exchange Act of 1934.

Chartered Professional Accountants

KPMG LLP

Vancouver, Canada

November 20, 2024

KPMG

KPMG LLP
Chartered Professional Accountants
PO Box 10426
777 Dunsmuir Street
Vancouver BC V7Y 1K3
Telephone (604) 691-3000
Fax (604) 691-3031
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors Raymond James (USA) Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of Raymond James (USA) Ltd. (the "Company") for the year ended September 30, 2024. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2024. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended September 30, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2024, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with the schedules and working papers supporting the adjustments, and noted no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Chartered Professional Accountants

KPMG LLP

Vancouver, Canada

November 20, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
RAYMOND JAMES (USA) LTD	8-42071

For the fiscal period beginning 10/1/2023 and ending 9/30/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 18,165,721.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 18,165,721.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 2,330.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 2,330.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 2,330.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 18,163,391.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 27,245.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 12,910.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.89		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 12,909.11		
	d Add lines 11a through 11c		$ 12,910.00	
12	**LESSER** of line 10 or 11d.			$ 12,910.00
13	a Amount from line 8		$ 27,245.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 12,910.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 14,335.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 14,335.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-42071	DEA: FINRA	2024	Sep

MEMBER NAME RAYMOND JAMES (USA) LTD
MAILING ADDRESS 925 WEST GEORGIA ST-2100
VANCOUVER BC V6C 3L2, CANADA

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

RAYMOND JAMES (USA) LTD	Christopher John Lim
(Name of SIPC Member)	(Authorized Signatory)
11/18/2024	christopher.lim@raymondjames.ca
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.